File No. 812-14110

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

In the Matter of the Application of: Grosvenor Alternative Funds Master Trust Grosvenor Alternative Funds And Grosvenor Capital Management, L.P.

May 10, 2013

Amendment No. 1 to Application for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) from:
(1) Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 Thereunder, and
(2) Certain Disclosure Requirements Under Various Rules and Forms.

Please direct all communications concerning this Application and orders to:
Girish Kashyap Grosvenor Capital Management, L.P. 900 North Michigan Avenue Suite 1100 Chicago, IL 60611	George J. Zornada K&L Gates LLP One Lincoln Street Boston, Massachusetts 02111 (617) 261-3231 (phone) (617) 261-3175 (fax)

This Application (including exhibits) consists of 23 pages.

I.     THE PROPOSAL

Grosvenor Alternative Funds Master Trust (the “Master Trust”), and Grosvenor Alternative Funds (the “GAF Trust” and with the Master Trust, the “Trusts”),1 each of which will be registered as an open-end management investment company that may offer one or more series of shares (each a “Fund”), on its own behalf and on behalf of each Fund of the Trusts,2 and Grosvenor Capital Management, L.P., the investment adviser to the Funds (the “Initial Adviser” and together with the Trusts, the “Applicants”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser,3 subject to the approval of the board of trustees of the Trusts (the “Board”),4 including a majority of those who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trusts or of the Adviser (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select certain investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”)5 to manage all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act.  Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-

1 The Master Trust is a master fund (a “Master Fund”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act (as defined below).  Certain Funds (as defined below), as well as any future Fund and any other investment company or series thereof that is advised by the Initial Adviser (as defined below), may invest substantially all their assets into the Master Fund (each a “Feeder Fund”).  No Feeder Fund will engage any subadviser other than through approving the applicable Master Fund’s subadviser, if any.

2 The initial and current Fund of the Master Trust is Grosvenor Alternative Strategies Master Fund.  The initial and current series of the GAF Trust is Grosvenor Alternative Strategies Fund.

3 The term “Adviser” means (i) the Initial Adviser and (ii) any entity controlling, controlled by or under common control with, the Initial Adviser.  If the name of any Subadvised Fund (as defined below) contains the name of a Subadviser (as defined below), the name of the Adviser that serves as the primary adviser to the Fund will precede the name of the Subadviser.

4 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund, if different from the board of trustees of the Trusts.

5 The requested relief set forth in this Application will not extend to any Subadviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Feeder Fund or Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Subadviser to a Subadvised Fund (an “Affiliated Subadviser”).

07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (“Securities Act”).

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or its successors;6 (ii) uses the manager of managers structure described in this Application (the “Manager of Managers Structure”); and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that currently uses the Manager of Managers Structure, a “Subadvised Fund” and collectively, the “Subadvised Funds”).  The only registered open-end investment companies that currently intend to rely on the requested order are named as Applicants herein.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.	BACKGROUND

A.           THE TRUSTS

The Master Trust will be registered, and the GAF Trust is registered, under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust.  The Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund of the Master Trust, each of which will serve as a Master Fund, and to each Fund of the GAF Trust, which will serve, respectively, as a Feeder Fund or as a stand-alone Fund.  Upon commencement of operations of the Funds, Applicants expect that the Board of the Trusts will consist of six (6) trustees, five (5) of which will serve as Independent Trustees.

6 For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

The Trusts may offer shares of multiple Funds, each with its own distinct investment objectives, policies and restrictions.7   The initial Fund will pursue multiple investment strategies and be sub-advised by five or more Subadvisers.  Each Fund intends to offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

Under a master-feeder operating structure, the current Fund in the GAF Trust pursues its investment objective by investing all of its investable assets in a corresponding series of the Master Trust having identical investment objectives to those of the Fund in the GAF Trust.  All investment management for the Feeder Funds takes place at the master fund level and no investment management takes place at the Feeder Fund level.  Investment management for any future Funds that do not operate under a master-feeder structure will occur at the Fund level.

B.           THE ADVISER

Grosvenor Capital Management, L.P., an Illinois limited partnership registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), will serve as investment adviser to the Funds.  The Initial Adviser will serve as investment adviser to each Fund pursuant to an investment advisory agreement with the Fund (each an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”)).  The Initial Adviser’s business address is 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Pursuant to the terms of each Investment Advisory Agreement, when approved, the Adviser, subject to the oversight of the Board, (i) will furnish a continuous investment program for each Fund; (ii) will determine the investments to be purchased, held, sold or exchanged by each Fund and the portion, if any, of the assets of the Fund to be held uninvested; (iii) may make changes in the investments of each Fund; and (iv) will manage, supervise, and conduct the other affairs and business of the Fund and matters incidental thereto. The Adviser may also place orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser will periodically review each Fund’s investment policies and strategies and based on the need of a particular Fund may recommend changes to the investment policies and strategies of the Fund for consideration by its Board.

Consistent with the terms of each Subadvised Fund’s Investment Advisory Agreement, when approved, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Fund to a Subadviser. The Adviser will have overall responsibility for the management and investment

7 Each of the Funds discloses in the GAF Trust’s registration statement and will disclose in the Master Trust’s registration statement that it intends to operate using the Manager of Managers Structure and that the Funds intend to seek the exemptions requested herein.  The prospectus for each Subadvised Fund will contain the disclosure required by Condition 1 below at all times subsequent to the approval required by Condition 1 below.

of the assets of each Fund, and with respect to each Subadvised Fund, the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of that Fund’s assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time. The Adviser will evaluate, select and recommend Subadvisers to manage the assets (or portion thereof) of Subadvised Funds, monitor and review the Subadviser and its performance and its compliance with that Fund’s investment policies and restrictions.

For its services to each Fund, the Adviser will receive an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees for the Fund of the GAF Trust and Master Trust are expected to be calculated based on the average of the net asset value of the particular Fund as of the close of business on each business day during the month (the “Average Daily Net Assets”).  The Subadviser will receive investment advisory fees from the Adviser or the Subadvised Fund calculated on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees for such Subadvised Fund.  The fee paid to the Subadviser results from the negotiations between the Adviser and the particular Subadviser and is approved by the Board, including a majority of the Independent Trustees.

 The terms of the Investment Advisory Agreements will comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

C.           THE SUBADVISERS

The Adviser intends to enter into Subadvisory Agreements with one or more Subadvisers.  Each Subadvised Fund may engage multiple Subadvisers to achieve its investment objectives, and each Subadviser seeks to invest the assets allocated to it, which represent a portion of the assets of such Subadvised Fund, in investments consistent with its investment style.

The Adviser may also, in the future, enter into Subadvisory Agreements on behalf of other Subadvised Funds. Each Subadviser is, and any future Subadvisers will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act. The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Subadvisers recommended to the Board will be selected and initially approved by the Board, including a majority of the Independent Trustees.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Subadvisory Agreements, including the fees paid to the Subadviser, with the Subadvisers and make recommendations to the Board as needed.

The specific investment decisions for each Subadvised Fund will be made by that Subadviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.

Each Subadvisory Agreement will be approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement will precisely describe the compensation that the Subadviser will receive for providing services to the relevant Subadvised Fund, and provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Subadviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. The Applicants will continue the shareholder approval process for Subadvisory Agreements until such time as the Commission grants the exemptive relief requested herein.

For their services under their respective Subadvisory Agreements, each Subadviser will receive from the Adviser or the Subadvised Fund a fee based on a percentage of the Average Daily Net Assets of the portion of the Fund’s assets managed by such Subadviser (the “Subadvisory fees”).  The Subadvisory fees will be accrued daily and paid monthly.  Each Subadviser, at its discretion, may voluntarily waive all or a portion of its respective Subadvisory fee.  Each Subadviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund.  Where the Adviser is responsible for paying Subadvisory fees to the Subadviser, the Adviser will compensate each Subadviser out of the fee paid to the Adviser under the relevant Investment Advisory Agreement; in other words, such Subadvisers will be compensated by the Adviser out of the advisory fees the Adviser receives pursuant to the relevant Investment Advisory Agreement (or out of the Adviser’s other assets) and not by the Funds directly.  In the alternative, Subadvised Funds will be responsible for paying Subadvisory fees directly to Subadvisers.

III.	EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to Subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in Subadvisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.8

8 The requested relief set forth in this Application will not extend to Affiliated Subadvisers.

If the requested order is granted, each Subadvisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Subadviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Subadviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

IV.	APPLICABLE LAW AND DISCUSSION

A.           SHAREHOLDER VOTE

1.           Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements with the Subadvisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements. Therefore, without the exemption applied for herein, the Subadvised Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or materially amending an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

2.           Discussion

     Applicants seek relief to permit the Subadvised Fund and/or the Adviser to enter into and materially amend a Subadvisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates or intends to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)           Necessary or Appropriate in the Public Interest

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for assets of the Subadvised Fund assigned to a Subadviser.  Instead, the Adviser will establish an investment program for all or portions of each Subadvised Fund and select, supervise, and evaluate the Subadvisers who make the day-to-day investment decisions for each Subadvised Fund.  This is a service that the Adviser believes will add value to the investment of each Subadvised Fund’s shareholders because the Adviser will be able to select those Subadvisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund’s investment objective. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser may compensate each Subadviser out of the investment management fee or from other Adviser assets. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Subadvisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Subadviser is proposed for retention by a Fund, shareholders of that Subadvised Fund would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Subadvisory Agreement were “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser. In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and lengthy, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to the affected Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser — the selection, supervision and evaluation of the Subadvisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. Under Delaware law, the Trusts are not required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and any attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser that is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control — events that would be beyond the control of the Adviser, the Trusts, and the Subadvised Fund — the affected Subadvised Fund may be forced to operate without a Subadviser or with less than optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operation of the Subadvised Fund.

(b)           Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Subadvisers, will be vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Subadvisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)   the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

(2)   a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)   reports setting forth the financial condition and stability of the Subadviser; and

(4)   reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

     In addition, the Adviser and the Board consider the Subadviser’s compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services.  The Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1)   a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)   comparisons of the proposed fees to be paid by each applicable Subadvised Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)   data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

If a new Subadviser is retained in reliance on the requested order, that Subadvised Fund will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders9 either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;10 and (b) the Subadvised Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or

9 If the Subadvised Fund is a Master Fund, for purposes of the Modified Notice and Access Procedures, “shareholders” include both the shareholders of the Master Fund and the shareholders of its Feeder Funds.

10 A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or e-mail copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Subadvised Fund.  A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined below).  Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

3.           Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Subadvisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12 The relief sought in this Application is fully consistent with this public policy.

The Investment Advisory Agreement for each Subadvised Fund and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.

B.           DISCLOSURE OF SUBADVISERS’ FEES

1.           Applicable Law

11 See Section 1(b)(6) of the 1940 Act.

12 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X under the Securities Act sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For any Subadvised Fund that is a Master Fund, this relief also permits any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure.  For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.           Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Subadvisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Subadviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Funds  to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Subadvised Fund among Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, will be responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser will receive an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Subadviser or may have the Subadvised Fund compensate the Subadviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of Subadvisory fees it has paid to the Subadviser.13 Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Subadviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Subadviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be told the individual Subadviser’s fees any more than shareholders of a traditional investment company (single

13 Under the requested order, for Subadvised Funds that pay fees to a Subadviser directly from Fund assets, any change to a Sub-Advisory Agreement or Investment Advisory Agreement that would not result in an increase in the total management and advisory fees payable by the Subadvised Fund would not need to be submitted to affected shareholders for approval.  For instance, the management and advisory fees payable by a Subadvised Fund to a Subadviser could be increased without shareholder approval if there were a corresponding decrease in the management and advisory fees payable by the Subadvised Fund to the Adviser.

investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.14

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower Subadvisory fees with the Adviser if the lower fees are not required to be made public.

C.           PRECEDENT

           Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Pax World Funds Series Trust I and Pax World Management LLC, Release No. 29751 (August 10, 2011) (notice) and 29783 (September 7, 2011) (order) (“Pax World”); and Sterling Capital Funds and Sterling Capital Management LLC, Release No. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) (“Sterling”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Pax World and Sterling.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)           Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated

14 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2)           The prospectus for each Subadvised Fund, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund (and any such Feeder Fund) will hold itself out to the public as employing a Manager of Managers Structure as described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

(3)           Subadvised Funds will inform shareholders, and if the Subadvised Fund is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

(4)           The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund, which in the case of a Master Fund will including voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

(5)           At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6)           Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(7)           Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and if the Subadvised Series is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

(8)           Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9)            The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

(10)           No Trustee or officer of a Subadvised Fund or of a Feeder Fund that invests in a Subadvised Fund that is a Master Fund, or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

(11)           Each Subadvised Fund and any Feeder Fund that invests in a Subadvised Series that is a Master Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(12)           In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(13)           The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

(14)           For Subadvised Funds that pay fees to a Subadviser directly from Fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Trusts are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.           CONCLUSION

     For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

GROSVENOR ALTERNATIVE FUNDS MASTER TRUST

By:  /s/ Scott Lederman
Name: Scott Lederman
Title:  Trustee

GROSVENOR ALTERNATIVE FUNDS

By:  /s/ Scott Lederman
Name: Scott Lederman
Title:  Trustee

Grosvenor Capital Management, L.P.

By:  /s/ Paul A. Meister
Name: Paul A. Meister
Title:  Vice-Chairman

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A    Resolutions

Exhibit B    Verifications

EXHIBIT A

Resolutions of the Boards of Trustees of Grosvenor Alternative Funds Master Trust and Grosvenor Alternative Funds

Resolved,               That the President, Treasurer, Secretary and Chief Compliance Officer of Grosvenor Alternative Funds Master Trust and of Grosvenor Alternative Funds (the “Trusts”) be, and they hereby are, and each of them acting individually hereby is, authorized to execute and file with the Securities and Exchange Commission on behalf of the Funds an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and fire Subadvisers and amend Subadvisory contracts on behalf of the Fund without shareholder approval (the “Exemptive Application”), in the form discussed at this meeting, with such changes as the officers may approve with the advice of counsel to the Funds, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further

Resolved,              That the officers of the Trusts be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Funds, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of each Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

EXHIBIT B

Verification of Grosvenor Capital Management, L.P.

The undersigned states that he has duly executed the attached application dated May 10, 2013 for and on behalf of Grosvenor Capital Management, L.P. in his capacity as the Managing Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Grosvenor Capital Management, L.P.

By:  /s/ Paul A. Meister
Name: Paul A. Meister
Title:  Vice-Chairman

Verification of Grosvenor Alternative Funds Master Trust and Grosvenor Alternative Funds

The undersigned states that he has duly executed the attached application dated May 10, 2013 for and on behalf of Grosvenor Alternative Funds Master Trust and Grosvenor Alternative Funds (the “Trusts”), that he is the Trustee of the Trusts, that the laws of the jurisdiction of formation or the governing documents of the Trusts authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Grosvenor Alternative Funds Master Trust

By:  /s/ Scott J. Lederman
Name: Scott J. Lederman
Title:  Trustee

Grosvenor Alternative Funds

By:  /s/ Scott J. Lederman
Name: Scott J. Lederman
Title:  Trustee